SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Period from 5 February 2007 to 2 March 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F              ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                   No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 05 March 2007
* Print the name and title of the signing officer under his signature.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release:  1 March 2007

ANZ to acquire 60% stake in
Vientiane Commercial Bank

ANZ today announced it has reached agreement to acquire a 60% stake in Vientiane Commercial Bank Limited (VCB), a leading commercial bank in Laos, for US$9.3 million (A$12 million).

Established in 1993, VCB is the only privately owned commercial bank in Laos.  VCB operates in Vientiane, the capital of Laos, and as at 31 December 2006, had total assets of approximately US$54 million (A$69 million).

The agreement follows 15 months of talks with VCB and its major shareholders.  In addition to ANZ’s 60% equity interest, a group of VCB’s founding shareholders (including its current Chairman and majority shareholder, Mr Sop Sisomphou) will remain as investors.  It is also anticipated that the International Finance Corporation, the private sector arm of the World Bank Group, will acquire a 10% shareholding in VCB.

ANZ Senior Managing Director Dr Bob Edgar said: “Our investment in VCB complements our businesses and partnerships in neighbouring Cambodia and Vietnam.

“Based on our successful track record of developing banking services in emerging economies we believe that there is a significant opportunity to assist the development of banking systems and services in Laos.  The investment will also support the emerging interest of Australian, New Zealand and Asian businesses in developing trade and investment links with Laos.

“Through its majority shareholding, ANZ will be able to increase management capability in retail and business banking and enhance risk management practices within VCB.  This will accelerate the development of VCB and assist in the increase of the scale of its operations,” Dr Edgar said.

The population of Laos is approximately six million people with economic growth rising in 2006 to just over 7%.  The development of the financial services sector will play an important role in supporting economic growth and foreign investment flows.

VCB Chairman, Mr Sop Sisomphou said: “VCB is well-established in Laos and leveraging ANZ’s capabilities to rapidly accelerate the bank’s development will play an important role in the development of the Laos economy.”

ANZ will have majority representation on the Board, as well as the right to appoint key management positions.  The acquisition is subject to conditions, including regulatory approval and the signing of a shareholders’ agreement.

For media enquiries, contact:

Mairi Barton

Senior Manager, Media Relations

Tel: 03-9273 6190 or 0409 655 551

Email: bartonm4@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Australia and New Zealand Banking Group Limited (“ANZ”)
ABN	11 005 357 522

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ian John Macfarlane
Date of appointment	16/2/2007

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

N/A

+ See chapter 19 for defined terms.

1

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Barbara Heather Macfarlane & Ian	2,000 Ordinary Fully Paid Shares
John Macfarlane <B H Macfarlane
S/Fund A/C>

Part 3 — Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

+ See chapter 19 for defined terms.

2